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* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
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Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

March 11, 2020

Via EDGAR and Courier

John Stickel
John Dana Brown
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Otis Worldwide Corporation
Registration Statement on Form 10
Filed February 7, 2020
File No. 001-39221

U.S. Securities and Exchange Commission
March 11, 2020

Dear Mr. Stickel and Mr. Brown:

On behalf of our client, Otis Worldwide Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated February 21, 2020, regarding the Company’s registration statement on Form 10 (File No. 001-39221) (the “Registration Statement”) filed with the Securities and Exchange Commission on February 7, 2020.  In connection with this letter responding to the Staff’s comment, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In addition to filing this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited Pro Forma Combined Financial Information

1.
Refer to Note 2(F) on page 62. Given that you will incur a substantial amount of indebtedness in connection with the separation and distribution, please give consideration to including in a tabular format, the individual amounts pertaining to each debt category. In this regard, disclose the aggregated amount, range of interest rates and range of maturity dates of the unsubordinated debt, unsecured notes, and term loans.

Response:  In response to the Staff’s comment, the disclosure on pages 62-63 of Amendment No. 1 has been revised.

*          *          *          *          *          *

U.S. Securities and Exchange Commission
March 11, 2020

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee, at (212) 403-1155 or EJLee@wlrk.com, or Mark Stagliano at (212) 403-1060 or MAStagliano@wlrk.com.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	Judith F. Marks, Otis Worldwide Corporation
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Ted Perrault, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz